
02052852

PE
8-23-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
AUG 26 2002

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Lan Chile S.A.
(Translation of Registrant's Name Into English)

Chile
(Jurisdiction of incorporation or organization)

Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNIFICANT INFORMATION

Pursuant to what appears set forth in Article 9 and Caption 2 of Article 10 within Law 18.045, I hereby inform as a relevant event *(hecho esencial)* that during its session held yesterday the Board of Directors of Lan Chile S. A. has resolved to assign and sell to the firm Pelican Finance Limited in the United States of America the rights of the Company to collect and receive pertaining to certain issuers of credit cards arising from ticket sales effected with credit cards in such country for the amount of US$40,000,000 (forty million United States dollars). These funds are expected .to be received within the next couple of days, and shall make it possible for an international securitization operation to match reality with regard to the said assets. The assignment or sale of such rights shall entitle the acquiring party to redeem the investment as of March of the year 2006, ending in September of 2009, with a financial cost equivalent to a yearly rate of 6.96%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2002.

Lan Chile S.A.



/s/

By: Luis E Videla
General Manager